

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2018

Richard K. Pertile
Chief Executive Officer
Acacia Diversified Holdings, Inc.
13575 58th Street N. #138
Clearwater, FL 33760

> **Re: Acacia Diversified Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2018**
> **File No. 333-224319**

Dear Mr. Pertile:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 18, 2018

General

1. Please note that our equity line accommodation extends only to equity line financings registered as indirect primary offerings where the number of shares registered is 1/3 or less of the company's presently outstanding shares held by non-affiliates. In this regard, 3,125,000 shares appear to be more than 1/3 of shares held by non-affiliates. As such, please reduce the amount of shares that you are registering under the equity line financing to an amount no more than 1/3 of your presently outstanding shares held by non-affiliates. Please revise or advise.

2. We note your disclosure that you entered into a financing agreement with Peak One to

issue unsecured convertible notes. Because the conversion price of the notes appear to be based on a formula tied to the market price of your common stock and the note agreement appears to have been issued in connection with the signing of the equity line agreement, we view the convertible note as being part of the equity line transaction and therefore outside the allowable conditions for "indirect primary offerings" of equity line transactions. It would appear that the investor would have the ability to determine the timing and pricing of common stock issuable on exercise or conversion that would be part of the equity line transaction and thus outside the allowable conditions for "indirect primary offerings" of equity line transactions. Please advise.

3.   We note your reference to the service provider agreement with a USDA organic farm in Northern Colorado. Please describe the material terms of this agreement. Please also file it as an exhibit or advise.

Risk Factors
Our business is subject to various government regulations, page 18

4.   Please explain your statement that "while [you] do not currently harvest, distribute or sell cannabis, [you] may be irreparably harmed by a change in enforcement policies of the federal government depending on the nature of such change." It appears based on your disclosure throughout the filing that are involved in the production and distribution of cannabis and related products.

Material Terms of the Equity Purchase Agreement with Peak One
The Equity Line, page 19

5.   Please disclose the current number of shares the Investor could sell based on the current market price if you were to meet the trading volume under the Purchase Agreement. We note your disclosure on page 21 that the Investor could presently sell 110,000 shares previously issued. Please also disclose the total number of shares that could be issued under the agreement with Peak One based on the current market price.

6.   Also, we note your disclosure that at the present time, your stock does not trade at the volume level that enables you to draw funds out of the Purchase Agreement. Please clarify if you mean that you currently are not able to draw any funds out of the Purchase Agreement and, if so, explain why.

7.   We note your disclosure here that you need approximately $5,000,000 to carry out your business plans. Please disclose the amount of funds you could raise from the equity line in regards to the number of shares registered in this registration statement, based on the current trading price of your stock.

Information with Respect to the Registrant

Description of business, principal products, services and their markets, page 28

8.   Please briefly describe Tennessee laws and their potential impact on your planned operations in Tennessee.

Directors and Executive Officers, page 42

9.   Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 44

10.   We note your disclosure on page 39 about the rental and automobile allowance to your Chief Executive Officer. Please include the amounts you paid into the summary compensation table or advise. In addition, refer to page F-17 and include the value of 132,248 shares issued to your former CEO in fiscal year 2016.

Director Compensation, page 45

11.   Please revise your director compensation table to include 10,000 shares of stock received by each director as compensation in fiscal year 2016.

Exhibits

12.   Please file as an exhibit your Equity Line Purchase Agreement with Peak One Opportunity Trust.

13.   Please file the employment agreement with Mr. Pertile referenced on page 39.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Richard K. Pertile
Acacia Diversified Holdings, Inc.
May 15, 2018
Page 4

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Clifford J. Hunt